March 30, 2011

Ms. Chanda DeLong

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	AFS SenSub Corp. (the “Registrant”)
Form S-3 Shelf Registration Statement (File No. 333-170231) (the “Registration Statement”)

Dear Ms. DeLong:

We are writing to you in connection with the filing by the Registrant on March 30, 2011 on Form S-3/A of Amendment No. 4 to the Registration Statement that the Registrant originally filed with the Securities and Exchange Commission on October 29, 2010 and amended on February 1, 2011, February 28, 2011, March 21, 2011 and March 30, 2011 (the “Amended Filing”).

Enclosed is a courtesy copy of the materials relating to the Amended Filing referred to above. Please find (i) a full, clean copy of the Amended Filing, (ii) a copy of changed pages to the cover page and Part II of the Registration Statement marked to show changes from the Registration Statement as filed on March 21, 2011, and (iii) a copy of changed pages to the two forms of Prospectus Supplements and Base Prospectus marked to show changes from the Registration Statement as filed on March 21, 2011.

Enclosed please also find a copy of the Request for Acceleration to request effectiveness as of 10:00 A.M. on Thursday, March 31, 2011.

The Amended Filing has been prepared in accordance with the Plain English Disclosure Rules.

If you have any questions or comments regarding this Registration Statement, please contact our counsel at Katten Muchin Rosenman LLP, Prachi Shah or John P. Keiserman at (212) 940-8800.

Ms. DeLong

March 30, 2011

Sincerely,

/s/ Frank E. Brown III

Frank E. Brown III, Esq. Vice President, Associate Counsel, Assistant Secretary

cc:	Daniel E. Berce
Chris. A. Choate
Chris DiAngelo, Esq.
John P. Keiserman, Esq.
Prachi Shah, Esq.